UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

Omninet International Limited

(Name of Issuer)

Common Stock, $.000167 par value

(Title of Class of Securities)

(CUSIP Number)

G6748D 10 8

August 23, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐        Rule 13d-1(b)

☐        Rule 13d-1(c)

☐        Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6748D 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eric F. Kohn TD
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom, permanently resident in Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 0(1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) IN

(1) 85,728 shares are held by Dassu Investments Limited in trust for Mrs. Ulla Kohn. Eric F. Kohn TD does not have shared voting or dispositive powers for these shares.

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Item 1.
	(a)	Name of Issuer: Omninet International Limited (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices c/o Atlantic Corporate Management, Ltd., 85 Reid Street, Hamilton, Bermuda HM 12

Item 2.
	(a)	Name of Person Filing: Eric F. Kohn TD (the “Reporting Person”)
	(b)	Address of Principal Business Office or, if none, Residence c/o Barons Financial Services SA ICC (H-Ground Floor) Route de Pré-Bois 20 Case Postale 103 CH-1215 Geneva 15 Switzerland
	(c)	Citizenship United Kingdom
	(d)	Title of Class of Securities Common Stock, par value $000167 per share, of the Company (“Common Stock”).
	(e)	CUSIP Number G6748D 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

	(b)	Percent of class:

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0

		(ii)	Shared power to vote or to direct the vote 0(1)

		(iii)	Sole power to dispose or to direct the disposition of 0

		(iv)	Shared power to dispose or to direct the disposition of 0(1)

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒. On August 23, 2004, Eric F. Kohn TD sold 10,168,069 shares of the Company’s Common Stock which he beneficially owned, and assigned the right to receive any additional shares of the Company’s Common Stock which the Company issues to Mr. Kohn as compensation for service as a director of the Company. Of the amount sold, 8,374,530 shares were acquired at various times by Mr. Kohn in the five years prior to September 30, 2003 and 1,793,539 shares were acquired from the Company in forgiveness of certain indebtedness and as compensation for services.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.

Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1) 85,728 shares are held by Dassu Investments Limited in trust for Mrs. Ulla Kohn. Eric F. Kohn TD does not have shared voting or dispositive powers for these shares.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2004

/s/ Eric F. Kohn TD
Eric F. Kohn TD

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